UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

March 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D/A	Page 2 of 10

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 5,706,583 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.6% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of November 5, 2021 is 59,454,998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 3 of 10

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,219,627 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 4 of 10

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 400,000
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 400,000
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.8%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 5 of 10

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 6 of 10

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 7 of 10

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 8 of 10

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 412,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 412,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 412,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 10

This Amendment No. 11 (“Amendment No. 11”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 11 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On March 23, 2022, the Group delivered a letter to the Board, the text of which is set forth below:

Dear Board Members:

We write to express our disappointment and concern that we have not yet received a substantive response to the detailed proposal (the “Proposal”) we submitted to you almost two weeks ago to make a much needed direct investment in Republic First Bancorp, Inc. (“Republic First” or the “Company”) . The Proposal outlined certain key terms of a proposed transaction that would have provided significant benefits, including liquidity for the Company’s shareholders. Except for a few initial cursory questions we received from your advisor, Keefe, Bruyette & Woods, Inc., we have not yet received a response that we believe your fiduciary duties as directors require of you. We ask that this letter be immediately forwarded to each Board member.

In light of the evidence of entrenchment and self-dealing by Mr. Vernon W. Hill, as well as the fact that the Proposal calls for the resignation of Mr. Hill as Chief Executive Officer and Chairman of the Board, it is obvious that Mr. Hill has an intractable conflict of interest. We urge the Board to insist that Mr. Hill immediately recuse himself from all decisions regarding the Proposal and that the Board also immediately establish a committee of disinterested directors to evaluate the Proposal and provide the substantive response that we and other shareholders deserve. For those directors who have close business or personal ties to Mr. Hill, their refusal to provide for an independent, non-conflicted decision maker provides further that they too are conflicted and in violation of their duty of loyalty.

We also urge the Board to consult with independent counsel, which was not hired by or with the recommendation of Mr. Hill, as to the implications and consequences of the Company’s failure to timely file its annual report for the year ended December 31, 2021 as disclosed in the Form 12b-25 filed on March 17, 2022. We are confident that independent counsel will advise that such a failure is highly unusual and usually connotes a serious problem at the Company. It exposes Republic First to inquiry by the SEC and loss of confidence by investors, particular in view of Republic First’s failure to provide a plausible explanation. It is precisely this type of mismanagement that should compel a change in the Chief Executive Officer. This situation provides a further reason why the Board must create a special committee of indisputably independent directors with full corporate authority to investigate and, if appropriate, take remedial action for breaches of fiduciary duty and other misconduct by Mr. Hill.

As you know, our Proposal expired by its terms on March 21, 2022. We were surprised that the Board would permit the terms of our Proposal to expire without even a request for an extension. In view of the obstructionist tactics by Mr. Hill and possibly other members of the Board, and the turmoil they have created, we will extend the Proposal until 11:59 p.m. ET on March 28, 2022. In view of the destruction of value that the Board’s delay is causing, you should anticipate that a failure to respond by the extended timeline may cause us to terminate or reduce the value of the Proposal. We urge the entire Board of Directors to fulfill their duty of loyalty and exercise their fiduciary duties to the Company’s shareholders in good faith and look forward to a timely response to the Proposal.

Sincerely, George E. Norcross, III Gregory B. Braca Philip A. Norcross

CUSIP No. 760416107	SCHEDULE 13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca